UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D
                                 (Rule 13d-101)

                    Under the Securities Exchange Act of 1934
                                (Amendment No.1)*

                         Phillips-Van Heusen Corporation
--------------------------------------------------------------------------------
                                (Name of Issuer)

                     Common Stock, par value $1.00 per share
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                   718592 10 8
              ----------------------------------------------------
                                 (CUSIP Number)

                                 Edward H. Cohen
                              Rosenman & Colin LLP
                               575 Madison Avenue
                            New York, New York 10022
                                 (212) 940-8800
--------------------------------------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                  May 26, 1998
              ----------------------------------------------------
                      (Date of Event which Requires Filing
                               of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box |_|.

Check the following box if a fee is being paid with the statement |_|. (A fee is not required if the reporting person: (1) has a previously statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no attachment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D

---------------------------------              ---------------------------------
CUSIP No. 718592 10 8                          Page 2 of 6 Pages
---------------------------------              ---------------------------------

--------------------------------------------------------------------------------
1     Name of Reporting Person
      S.S. or I.R.S. Identification No. of Above Person

      Vaneton International Inc.

--------------------------------------------------------------------------------
2     Check the Appropriate Box If a Member of a Group*
                                     a. |_|
                                     b. |_|
--------------------------------------------------------------------------------
3     SEC Use Only

--------------------------------------------------------------------------------
4     Source of Funds*

      WC
--------------------------------------------------------------------------------
5     Check Box If Disclosure of Legal Proceedings Is Required Pursuant to Items
      2(d) or 2(e)                                                           |_|

--------------------------------------------------------------------------------
6     Citizenship or Place of Organization

      British Virgin Islands
--------------------------------------------------------------------------------
                  7     Sole Voting Power
  Number of
   Shares
Beneficially            --------------------------------------------------------
  Owned By        8     Shared Voting Power
    Each
  Reporting             3,160,001
   Person               --------------------------------------------------------
    With          9     Sole Dispositive Power


                        --------------------------------------------------------
                  10    Shared Dispositive Power

                        3,160,001
                        --------------------------------------------------------

--------------------------------------------------------------------------------
11    Aggregate Amount Beneficially Owned by Each Reporting Person

      3,160,001
--------------------------------------------------------------------------------
12    Check Box If the Aggregate Amount in Row (11) Excludes Certain Shares* |_|


--------------------------------------------------------------------------------
13    Percent of Class Represented By Amount in Row (11)

      11.6%
--------------------------------------------------------------------------------
14    Type of Reporting Person

      CO
--------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                  SCHEDULE 13D

---------------------------------              ---------------------------------
CUSIP No. 718592 10 8                          Page 3 of 6 Pages
---------------------------------              ---------------------------------

--------------------------------------------------------------------------------
1     Name of Reporting Person
      S.S. or I.R.S. Identification No. of Above Person

      Dr. Richard Lee

--------------------------------------------------------------------------------
2     Check the Appropriate Box If a Member of a Group*
                                     a. |_|
                                     b. |_|
--------------------------------------------------------------------------------
3     SEC Use Only

--------------------------------------------------------------------------------
4     Source of Funds*

      WC
--------------------------------------------------------------------------------
5     Check Box If Disclosure of Legal Proceedings Is Required Pursuant to Items
      2(d) or 2(e)                                                           |_|

--------------------------------------------------------------------------------
6     Citizenship or Place of Organization

      United Kingdom
--------------------------------------------------------------------------------
                  7     Sole Voting Power
  Number of
   Shares
Beneficially            --------------------------------------------------------
  Owned By        8     Shared Voting Power
    Each
  Reporting             3,160,001
   Person               --------------------------------------------------------
    With          9     Sole Dispositive Power


                        --------------------------------------------------------
                  10    Shared Dispositive Power

                        3,160,001
                        --------------------------------------------------------

--------------------------------------------------------------------------------
11    Aggregate Amount Beneficially Owned by Each Reporting Person

      3,160,001
--------------------------------------------------------------------------------
12    Check Box If the Aggregate Amount in Row (11) Excludes Certain Shares* |_|


--------------------------------------------------------------------------------
13    Percent of Class Represented By Amount in Row (11)

      11.6%
--------------------------------------------------------------------------------
14    Type of Reporting Person

      IN
--------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

---------------------------------              ---------------------------------
CUSIP NO. 718592 10 8                          Page 4 of 6 Pages
---------------------------------              ---------------------------------

      This Amendment 1 to Schedule 13D is being filed by Vaneton International Inc. and Dr. Richard Lee (hereinafter referred to as the "Reporting Persons") with respect to the acquisition of shares of the common stock, $1.00 par value (the "Common Stock"), of Phillips-Van Heusen Corporation, a Delaware corporation (the "Issuer").

Item 3: Source and Amount of Funds or Other Consideration.

      On May 26, 1998, the Reporting Persons acquired 300,000 shares of Common Stock in an open market transaction on the New York Stock Exchange at a price of 13 1/2 per share. The source of funds used for the transaction was the working capital of Vaneton International Inc.

Item 5: Interest in Securities of the Issuer.

      As of June 8, 1998, the Reporting Persons beneficially own 3,160,001 shares of Common Stock, or approximately 11.6% of the Common Stock based on 27,187,644 shares of common stock issued and outstanding as of April 1, 1998 as reported by the Issuer.

---------------------------------              ---------------------------------
CUSIP NO. 718592 10 8                          Page 5 of 6 Pages
---------------------------------              ---------------------------------

                                   SIGNATURES

After reasonable inquiry and to the best of the undersigned's knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: June 8, 1998

                                    VANETON INTERNATIONAL INC.


                                    By: /s/ Edward H. Cohen
                                       -----------------------------------------
                                    Name: Edward H. Cohen, Authorized Signatory


                                    DR. RICHARD LEE


                                    By: /s/ Edward H. Cohen
                                       -----------------------------------------
                                    Name: Edward H. Cohen, Authorized Signatory

---------------------------------              ---------------------------------
CUSIP NO. 718592 10 8                          Page 6 of 6 Pages
---------------------------------              ---------------------------------

                                   SCHEDULE A

                    LIST OF EXECUTIVE OFFICERS AND DIRECTORS
                          OF VANETON INTERNATIONAL INC.

Name                Position    Address                 Principal Occupation
----                --------    -------                 --------------------

1. Dr. Richard Lee  Director    6/F TAL Building        Director of TAL Apparel
                                49 Austin Road          Limited
                                Kowloon, Hong Kong

2. Randy Cheung     Director    6/F TAL Building        Director of TAL Apparel
                                49 Austin Road          Limited
                                Kowloon, Hong Kong

3. Ruth Kan         Secretary   6/F TAL Building        Secretary of Vaneton
                                49 Austin Road          International Inc.
                                Kowloon, Hong Kong